[HAEMACURE LOGO]




FOR IMMEDIATE RELEASE                                                   HAE: TSX
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Second Quarter 2002:
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                  Haemacure Posts Net Earnings of $10.4 million
                      After Agreement With ZLB Bioplasma AG

Montreal, June 11, 2002 - For the quarter ended April 30, 2002, Haemacure Corporation (TSX: HAE) achieved sales of $5.04 million, up from $4.65 million in the corresponding quarter of fiscal 2001. Haemacure also recorded revenues of $12.71 million under the terms of a major agreement signed with ZLB Bioplasma AG in March 2002. Consequently, the Company posted net earnings of $10.38 million, or $0.37 per share, for the quarter closed April 30, 2002.

"Given our sales growth and the recognition of significant revenues under our agreement with ZLB Bioplasma AG, we expect to achieve a net profit for this current fiscal year" said Marc Paquin, Haemacure's President and Chief Executive Office.

For the second quarter of fiscal 2002, sales rose to $5.04 million, up 8% over $4.65 million in the same quarter last year. However, the Company's sales growth was hampered by difficult economic conditions in the United States.

Gross margins increased sharply, from 52.3% in the second quarter of fiscal 2001 to 60.7% for the same quarter of the current fiscal year. This major improvement resulted from the lower product cost agreement concluded with Baxter International in September 2001.

Operating expenses for the quarter totalled $5.37 million, compared with $4.99 million for the same quarter last year. This increase of 8% was due primarily to commissions on higher sales.

The consolidated net loss for the quarter, excluding the recorded settlement with ZLB Bioplasma, amounted to ($2.33 million), or ($0.08) per share, down from a loss of ($2.57 million), or ($0.10) per share, for the same quarter of the previous fiscal year. Including the recorded settlement, the Company recorded net earnings of $10.38 million, or $0.37 per share, for the second quarter.


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First Half of 2002

For the first half of fiscal 2002, sales reached $10.23 million, up from $8.76 million for the same period last year, an increase of 17%. Gross margins for the first half of fiscal 2002 were 61%, compared with 53% for the same period last year.

Operating expenses amounted to $10.45 million, compared with $9.73 million for the first half of fiscal 2001. Again, this increase of 7% was attributable primarily to commissions on higher sales.

For the first half of fiscal 2002, excluding the effects of the recorded settlement, the cumulative net loss totalled ($4.29 million), or ($0.15) per share, versus ($5.15 million,) or ($0.21) per share, for the first half of fiscal 2001. Including the impact of the recorded settlement, net earnings amounted to $8.42 million, or $0.30 per share.

Solid Financial Position

As a result of the recorded settlement with ZLB Bioplasma AG, Haemacure's balance sheet is stronger than at any time in recent history. As at April 30, 2002, current assets amounted to $17.32 million, up from $7.80 million at the same date last year. The current working capital ratio stood at 1.94, versus
0.98 last year. Moreover, the $3.65 million used out of the $9.5 million line of credit at the end of the second quarter of 2002 was primarily to finance inventory.

As for Shareholders' equity, it appreciated considerably, going from $13.33 million, or $0.55 per share, as at April 30, 2001, to $21.80 million, or $0.77 per share, as at April 30, 2002. "Haemacure has a healthy balance sheet, a major advantage that should enable us to step up our growth and turn around our profitability, and we do not foresee additional share issues to finance the marketing of our current products and R&D expenditures," commented James Roberts, Vice-President, Finance and Administration and CFO of the Company.

Right on Track to Achieve a Profit

Following the recent agreements with Baxter International (allowing Haemacure to benefit from a lower product cost) and ZLB Bioplasma AG (giving Haemacure a stronger financial position and complete control over the development and marketing of its Hemaseel HMN technology), Haemacure's outlook is even brighter.

"Our some 100 highly trained representatives, distributors and nurses are doing an excellent job at showing surgeons the numerous advantages of our products. As of May, sales of Hemaseel APR were strong and sales of Gelfoam were back to normal. Our sales force should allow the Company to generate revenues of more than $23 million for the current fiscal year - a major step toward achieving a profit on our operations," concluded Mr. Paquin.

THE COMPANY WILL HOLD A CONFERENCE CALL ON TUESDAY, JUNE 11, 2002, AT 4:00 P.M.
THOSE WISHING TO PARTICIPATE SHOULD DIAL 1-800-427-6791. .../3


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Haemacure Corporation is a Canadian company specializing in the development and commercialization of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing, clinical and regulatory offices in Sarasota, Florida through a wholly-owned subsidiary. The Company is traded under stock symbol TSX:HAE on the Toronto Stock Exchange and is a reporting company with the U.S. Securities Exchange Commission.

All dollar amounts set forth in this press release are in Canadian dollars, except where otherwise stated.

Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities and Litigation Reform Act of 1995 (United States). In addition, words such as "believes", "anticipates", "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, acceptance of the Company's products by medical professionals, the ability of the Company to continue to develop products, the completion of the BPL manufacturing facility, the effect of competition and any other risks described from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this release represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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For More Information:
Haemacure Corporation
Marc Paquin
President and CEO
James Roberts
Vice-President, Finance and Administration and CFO
Tel: 941-364-3700; www.haemacure.com

Renmark Financial Communications Inc.
Tel: 514-939-3989; www.renmarkfinancial.com
Barry Mire: bmire@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com


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